SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
 Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001 -04
Corporate Registry (NIRE): 3330001159-5

SUMMARY OF THE RESOLUTIONS TAKEN AT THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON SEPTEMBER 1, 2009.

Resolutions approved at the Board of Directors Meeting:

1 – Election of Executive Officer – approval of the election of Mr. ALBERTO MONTEIRO DE QUEIROZ NETTO, Brazilian, married, business administrator, holder of Identity Card (RG) 075 785 80-8 and Individual Taxpayers’ ID (CIC) 843.603.807 -04, with offices at Av. Brigadeiro Faria Lima, 3.400, 20º andar, in the city and state of São Paulo, as Executive Officer, with term of office expiring on April 30, 2011, extended until the investiture of his successor.

2 – Redefinition of Executive Officers’ attributions – the attributions/areas of activities of the Company’s Executive Officers were defined as follows: (i) Mr. Benjamin Steinbruch as Chief Executive Officer; (ii) Mr. Enéas Garcia Diniz as Executive Officer in charge of the steel production area; (iii) Mr. Juarez Saliba de Avelar as Executive Officer in charge of new business development and the cement area; (iv) Mr. Paulo Penido Pinto Marques as Executive Officer in charge of the following areas: controlling, performance and management, risk control and insurance, acting, also as Investor Relations Officer; (v) Mr. Alberto Monteiro de Queiroz Netto as Executive Officer in charge of the following areas: national and international treasury, foreign exchange, credit and financial operations. Therefore, the Company’s Board of Executive Officers is now constituted as follows: Benjamin Steinbruch – CEO; Enéas Garcia Diniz – Executive Officer; Juarez Saliba de Avelar – Executive Officer, Paulo Penido Pinto Marques - Executive Officer also acting as Investor Relations Officer and Alberto Monteiro de Queiroz Netto –Executive Officer, all of whom with period of office expiring on April 30, 2011, extended until the investiture of their successors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 03, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.